Exhibit 99.1

BW LPG Limited - Update on BW LPG’s Product Services Q2 2025 Segment Performance

Singapore, 17 July 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q2 2025 segment performance.

For the quarter ended 30 June 2025, BW Product Services achieved a realised gain of USD 5 million from our cargo and freight operations. After accounting for the unrealised mark-to-market change of positive USD 10 million from our open cargo contracts and hedging transactions, we ended the quarter with a gross trading result of approximately USD 15 million.

After general and administrative expenses and income taxes, BW Product Services reported an estimated result of approximately USD 5 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 8 million.

BW LPG will release its Q2 2025 financial report on 26 August 2025.

Says Kristian Sørensen, Chief Executive Officer, “Amid ongoing macro uncertainties and market volatility driven by tariff developments, our Product Services team continued to perform well, delivering positive realised results that contribute to the dividend capacity. This reflects the team’s disciplined approach and effective risk management in navigating a challenging quarter.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.